[LETTERHEAD OF DECHERT LLP]

February 3, 2011

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II
(File Nos. 333-138490, 811-21977)

Dear Mr. O’Connor:

Thank you for your comments regarding (a) the registration statement on Form N-1A (the “Registration Statement”) for PowerShares Senior Loan Portfolio (the “Fund”), a series of PowerShares Exchange-Traded Fund Trust II (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2010, and (b) the response letter filed on January 19, 2011 via EDGAR in connection with your comments to the Registration Statement (such letter, the “Prior Letter”).  Below, we provide the supplemental information that you requested.  The Trust has considered your comments and has authorized us to make the responses discussed below on its behalf.  Terms used but not defined herein have the meaning ascribed to them in the Prospectus, unless otherwise indicated.

Comment 1.                               In your letter responding to the following comments, please include the customary “Tandy” representations.

Response 1:                               The “Tandy” representations are set forth at the end of this letter.

Comment 2.                               Regarding the statements in the Prospectus that “[t]here is no organized exchange on which loans are traded and reliable market quotations may not be readily available,” please confirm whether these statements are consistent with the statement in the Trust’s exemptive application that “[i]nformation about the intra-day and closing prices for the Deposit and Fund Securities of each Fixed Income Fund is readily available to the marketplace.”  In connection with the foregoing, please confirm that the arbitrage process will work to ensure that the Fund’s shares will trade efficiently in the secondary market as described in the Trust’s exemptive application and that reliable valuations of the Fund’s portfolio securities will be readily available to the marketplace.

Response 2:                               While it is important to state in the Prospectus’ risk disclosure the possibility that reliable market quotations for loans may not be readily available, the Trust believes that the loan pricing information available in the marketplace should be sufficient for the arbitrage process to operate in a manner consistent with the Trust’s exemptive relief.  Closing loan prices are available from pricing services such as Markit Loan Pricing Service (“Markit”) and Loan Pricing Corporation (“LPC”), which are commonly used by participants in the loan market.

Since the Prior Letter was filed, the Fund has decided to retain Markit (the Fund’s end of day net asset value (“NAV”) calculation agent), not Interactive Data Corp. (“IDC”), to calculate and disseminate the Fund’s intraday NAV.  Markit has access to intraday bid/offer loan data at the Underlying Index constituent level that can be used as input into the intraday NAV calculation for the Fund.  Pricing contributions are received by Markit from over 55 loan market making desks globally, ensuring that Markit aggregates the vast majority of the bid/offer data available in the global loan marketplace. Markit prices over 6,300 loans daily, working with dealers to compile comprehensive up-to-date levels. Markit’s intraday NAV methodology includes prices extracted directly from dealer runs. Over 300,000 prices are extracted daily from dealer bid/offer runs. These prices are processed in real time and filtered through Markit’s audit checks designed to ensure that only the most updated levels are used when calculating the live composite price for each loan.  Markit aggregates all the pricing and exchange-traded fund (“ETF”) reference data (i.e., cash and constituent weightings), conducts the intraday NAV calculation, and disseminates intraday NAV values to the exchanges and market data vendors (e.g., Bloomberg, Reuters, etc).  The Trust believes that the availability of this information about the intraday prices for the loans in which it will invest will be sufficient to allow the arbitrage process to work effectively.

Comment 3.                               In response to Comment 12 of the Prior Letter, you stated that “the arbitrage process will be effective enough to ensure that the Fund will not trade at a high premium or discount to NAV for sustained periods.”  However, to the extent the Fund will trade at a high premium or discount to NAV for any period of time, please explain how the Fund will comply with the statement in the Trust’s exemptive application that “[c]ompetitive forces in the marketplace should [ ] ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow.”  In addition, your response to Comment 12 of the Prior Letter focused on the Authorized Participants’ ability to purchase and redeem creation units of the Fund for cash.  Please supplement your explanation of how the arbitrage process will work as described in the Trust’s exemptive application by addressing the issues of whether there will be adequate transparency and reliable valuations of the Fund’s portfolio securities readily available to the marketplace, and whether there will be adequate liquidity in the marketplace for the Fund’s portfolio securities.

Response 3:                               The wording of our response to Comment 12 of the Prior Letter reflected the reality that during unusual circumstances, the shares of an ETF may trade at a significant premium or discount to their NAV, generally for short periods of time.  However, the factors described in the Trust’s exemptive application that underlie the effectiveness of the arbitrage process, i.e., the ease with which Authorized Participants can effect creations and redemptions of Fund shares at NAV (creations and redemptions for the Fund will be in cash), portfolio transparency and intraday pricing, are present for the Fund.  We note in this regard that many high yield and municipal bond ETFs calculate and disseminate an intraday NAV based on the intraday movements of a proxy, or benchmark, without using data from actual intraday market transactions.  By contrast, the Fund’s intraday NAV will be calculated and disseminated by Markit based on actual intraday bid/offer loan data gathered from market making desks and dealer runs.  According to Markit, on average, each day prices are contributed by 10 or more dealers for each of the loans in the Underlying Index, and the price of each loan in the

Underlying Index is updated by Markit (based on dealer inputs) at least 10 times throughout the day.  Thus, the Trust believes that the intraday pricing information available for the Fund will be sufficient in scope, reliability and availability to serve as the basis for effective arbitrage activity.  While the Trust cannot guarantee that the margin between NAV and the price for Fund shares on the secondary market will at all times be narrow, the Trust reasonably believes that the Fund will trade at premiums or discounts which are within the parameters of other ETFs currently in the marketplace.  It would be unfair and inappropriate to hold the Fund to a more stringent standard.

Please see our response above to Comment 2 of this letter for our explanation of why the Trust believes that there will be adequate transparency and sufficient intraday and closing prices of the loans in the Fund’s portfolio available to the marketplace.

The Trust believes that there will be adequate liquidity in the marketplace for the loans in which the Fund will invest to ensure the arbitrage process will work as described in the Trust’s exemptive application.  As noted in our response to Comment 16 of the Prior Letter, there are over 20 mutual funds which price and redeem their shares daily and invest in loans, and we are not aware of any liquidity issues these funds have encountered. The Underlying Index includes, and the Fund will therefore invest, in the 100 largest institutional loans in the market, which are generally the most actively traded loans in the market, and which presently have a total current outstanding amount of approximately $200 billion.  As noted in our response to Comment 16 of the Prior Letter, there are a number of active trading desks dealing in the loan market and market makers creating a secondary market for these loans.  Also, as noted in our response to Comment 16 of the Prior Letter, the Fund will use a sampling methodology to achieve its investment objective of tracking the Underlying Index, and the Fund may therefore invest 80% of its assets in the loans in the Underlying Index, and seek to replicate the performance of the Underlying Index, without necessarily investing in loans included in the Underlying Index which may be illiquid (if any).

Comment 4.                               Regarding your response to Comment 15 of the Prior Letter, you stated that:  “IDC will calculate a starting indicative value based on the information supplied by the Fund’s custodian and identify a starting value for the proxy to be used for the intraday movement. At that point, the calculation will be enabled and the intraday indicative value is recalculated every 15 seconds, adjusted by movements in the proxy.”  Please explain what this “proxy” will be and confirm that it is an appropriate “proxy” for the loans in which the Fund will invest to ensure that the intraday indicative value being communicated to the marketplace is readily available and reliable.

Response 4:                               As noted above in our response to Comment 2 of this letter, the Fund has decided to retain Markit, not IDC, for the calculation of intraday NAV pricing.  Also as noted above in our response to Comment 2 of this letter, Markit will employ an intraday NAV pricing methodology based on actual intraday bid/offer loan data gathered from market making desks and dealer runs.

Comment 5.                               Given that the Fund intends to invest primarily in the 100 loans included in the Underlying Index, please confirm that there will be sufficient availability and liquidity in the marketplace for the Fund to invest in the loans in the Underlying Index to an adequate extent to reasonably allow the Fund to achieve its investment objective of tracking the performance of the Underlying Index.  In this regard, please explain the Fund’s representative sampling approach to tracking its Underlying Index, and confirm whether this means that the Fund intends to invest in loans that are sufficiently similar to substitute for loans in the Underlying Index which may not be available for the Fund to purchase.

Response 5:                               The Trust believes that based on the size of the loan market (a total amount currently outstanding of approximately $200 billion for the loans in the Underlying Index), the fact that the Fund will invest primarily in the most liquid loans in the market and the Fund’s use of a sampling methodology, as discussed above in our responses to Comments 2 and 3 of this letter, and the portfolio managers’ experience in managing other registered funds that invest in these loans, that there will be sufficient availability and liquidity in the marketplace for the Fund’s investment purposes.  While the Fund intends to sample, as the Fund’s asset size grows, the Fund expects to invest in greater numbers of the loans in the Underlying Index, and, for example, if the Fund were to grow to over $100 million in assets, the portfolio managers anticipate that the Fund will be able to invest in up to 95% of the loans in the Underlying Index.  The sampling methodology used by the Fund will be similar to that used for other ETFs, in that, as disclosed in the Prospectus, the Fund’s portfolio managers will use a quantitative analysis to select loans from the Underlying Index to obtain a representative sample of loans that have in the aggregate investment characteristics similar to the Underlying Index.  As disclosed in the Prospectus, the Fund will invest at least 80% of its total assets in the component securities that comprise the Underlying Index.  If the Fund were to invest in a loan that is not included in the Underlying Index, such an investment would be limited to the 20% of the Fund’s total assets that may be invested in investments other than the component securities that comprise the Underlying Index.

*       *       *

In addition, we are authorized by our client to acknowledge the following on the Trust’s behalf:

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff in declaring the Registration Statement effective does not relieve the Trust from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•                  the Trust may not assert the action of the Commission or the Staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 or Matthew Wolfe at (212) 649-8703.  Thank you.

Kind regards,

/s/ Stuart M. Strauss

Stuart M. Strauss